UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38427

PIEDMONT LITHIUM INC.
(Exact name of registrant as specified in its charter)

42 E Catawba Street
Belmont, North Carolina 28012
(704) 461-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  1*

*    On August 29, 2025, pursuant to the Agreement and Plan of Merger, dated as of November 18, 2024, (as subsequently amended on April 22, 2025, and as it may have been further amended from time to time) by and among Sayona Mining Limited, an Australian public company limited by shares (“Sayona”), Shock MergeCo Inc., a Delaware corporation and a wholly owned subsidiary of Sayona (“Merger Sub”), and the Registrant, Merger Sub merged with and into the Registrant, with the Registrant surviving as a wholly owned subsidiary of Sayona.

Pursuant to the requirements of the Securities Exchange Act of 1934, Piedmont Lithium Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: September 9, 2025	PIEDMONT LITHIUM INC.

	By:	/s/ Dylan Roberts
	Name:	Dylan Roberts
	Title:	Secretary